SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: November 6, 2015

Quarterly Securities Report

For the three months ended September 30, 2015

(TRANSLATION)

Sony Corporation

CONTENTS

		Page

Note for readers of this English translation Cautionary Statement		1 1

I	Corporate Information	2
	(1) Selected Consolidated Financial Data	2
	(2) Business Overview	3

II	State of Business	4
	(1) Risk Factors	4
	(2) Material Contracts	5
	(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows	5

III	Company Information	8
	(1) Information on the Company’s Shares	8
	(2) Directors and Corporate Executive Officers	16

IV	Financial Statements	17
	(1) Consolidated Financial Statements	18
	(2) Other Information	47

Note for readers of this English translation

On November 6, 2015, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2015 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements　of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) significant volatility and disruption in the global financial markets or a ratings downgrade; (xi) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xii) the outcome of pending and/or future legal and/or regulatory proceedings; (xiii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiv) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; (xv) Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and (xvi) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

I Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2014	Six months ended September 30, 2015	Fiscal year ended March 31, 2015
Sales and operating revenue	3,711,419	3,700,799	8,215,880
Operating income (loss)	(15,774)	184,925	68,548
Income (loss) before income taxes	(21,578)	210,904	39,729
Net income (loss) attributable to Sony Corporation’s stockholders	(109,161)	115,994	(125,980)
Comprehensive income (loss)	(31,169)	76,625	34,317
Total equity	2,839,181	3,266,002	2,928,469
Total assets	15,569,004	16,831,178	15,834,331
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(102.14)	95.53	(113.04)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(102.14)	94.41	(113.04)
Ratio of stockholders’ equity to total assets (%)	14.7	15.7	14.6
Net cash provided by operating activities	104,075	25,541	754,640
Net cash used in investing activities	(282,859)	(457,072)	(639,636)
Net cash provided by (used in) financing activities	(273,017)	501,307	(263,195)
Cash and cash equivalents at end of the period	610,509	1,010,120	949,413

	Yen in millions, Yen per share amounts
	Three months ended September 30, 2014	Three months ended September 30, 2015
Sales and operating revenue	1,901,511	1,892,740
Net income (loss) attributable to Sony Corporation’s stockholders	(135,969)	33,553
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(124.32)	26.64
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(124.32)	26.10

Notes:

1.       The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.

2.       The Company reports equity in net income of affiliated companies as a component of operating income.

3.       Consumption taxes are not included in sales and operating revenue.

4.       Total equity is presented based on U.S. GAAP.

5.       Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.

6.       The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2015.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2016. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Business segment information”.

As of September 30, 2015, the Company had 1,316 subsidiaries and 112 affiliated companies, of which 1,292 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 104 affiliated companies.

II State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factors below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2015. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

Declines in the value of equity securities may have an adverse impact on Sony’s operating results and financial condition, particularly in Sony’s Financial Services segment.

In the Financial Services segment, Sony Life Insurance Co., Ltd. (“Sony Life”) holds equity securities and may hold hybrid bond securities that are affected by changes in the value of equity market indices. Declines in equity prices may result in impairment losses and losses on the sales of the equity securities held by Sony Life. In addition, reductions in gains or increases in losses on the sales of equity securities, as well as reductions in unrealized gains or increases in unrealized losses in respect of such hybrid bond securities may adversely affect the operating results and financial condition of Sony’s Financial Services segment. Declines in the yield of Sony Life’s separate account assets may result in additional policy reserves being recorded and the accelerated amortization of deferred acquisition costs, since U.S. GAAP requires the review of actuarial assumptions used for the valuation of policy reserves concerning minimum death guarantees for variable life insurance and the amortization of deferred acquisition costs. Additional policy reserves and accelerated amortization of deferred acquisition costs may have an adverse impact on Sony’s operating results.

For equity securities held by Sony outside of the Financial Services segment, a decrease in fair value could result in a non-cash impairment charge. Any such charge may adversely affect Sony’s operating results and financial condition.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment in its electronics businesses. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges of these assets. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year and assesses whether there are any factors or indicators, such as unfavorable variances from established business plans, revisions to such plans, significant changes in forecasted results or volatility inherent to external markets and industries, that would require an interim test. The increased levels of global competition and the faster pace of technological change to which Sony is exposed in these businesses can result in greater volatility of these estimates, assumptions and judgments, which can affect these interim tests and determinations as to whether they are required. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances, including the types of events or changes described above in respect of goodwill and intangible assets, indicate that the carrying value of the assets or asset groups may not be recoverable. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. For example, in the fiscal year ended March 31, 2014, Sony recorded impairment charges including a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in All Other. During the fiscal year ended March 31, 2015, Sony recorded a 176.0 billion yen impairment charge related to goodwill in the Mobile Communications segment. Any such charge may adversely affect Sony’s operating results and financial condition.

In addition, as announced on October 29, 2015 in the consolidated financial results for the second quarter ended September 30, 2015, Sony is currently in the process of its annual review of its Mid-Range Plan, including for the battery business, which process is ongoing. With regard to the battery business, increasingly competitive markets affected the current quarter’s financial performance and could continue to adversely affect this business. It is therefore possible that this business environment might result in an impairment charge against long-lived assets in the battery business.

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended September 30, 2015.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 23, 2015.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month and six-month periods ended September 30, 2015, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2015” submitted to the SEC on Form 6-K on October 29, 2015.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2015”

http://www.sec.gov/Archives/edgar/data/313838/000115752315003525/a51209600.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 23, 2015. Although foreign exchange rates have fluctuated during the three-month period ended September 30, 2015, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

During the three months ended September 30, 2015, the average rates of the yen were 122.2 yen against the U.S. dollar, which is 15.0 percent lower than the same quarter of the previous fiscal year (“year-on-year”) and 135.9 yen against the euro, which is 1.4 percent higher year-on-year.

For the three months ended September 30, 2015, sales were 1,892.7 billion yen, a decrease of 0.5 percent year-on-year, while on a constant currency basis, sales decreased approximately 7 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 88.0 billion yen was recorded for the three months ended September 30, 2015, an increase of 173.6 billion yen year-on-year compared to the same quarter of the previous fiscal year (an improvement of approximately 210.1 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”) and Devices segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
					Change on constant currency basis	Impact of changes in foreign exchange rates
		Three months ended September 30		Change in yen
		2014	2015
MC	Sales	329.5	279.2	-15.2%	-17%	+4.6
	Operating loss	(170.6)	(20.6)	+150.0	+174.4	-24.4
G&NS	Sales	309.5	360.7	+16.5%	+10%	+20.8
	Operating income	21.8	23.9	+2.1	+15.3	-13.1
IP&S	Sales	178.6	186.0	+4.1%	-3%	+13.0
	Operating income	20.1	25.9	+5.8	+3.9	+1.9
HE&S	Sales	289.7	289.1	-0.2%	-7%	+19.2
	Operating income	9.1	15.8	+6.7	+17.1	-10.4
Devices	Sales	240.4	258.1	+7.4%	-5%	+30.4
	Operating income	28.3	32.7	+4.4	-7.7	+12.0

In addition, sales for the Pictures segment increased 0.9 percent year-on-year to 183.7 billion yen, an approximately 14 percent decrease on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 15.0 percent year-on-year to 138.7 billion yen, an approximately 4 percent increase on a constant currency basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, for all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the three and six months ended September 30, 2014 from the three and six months ended September 30, 2015 to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rates for the three and six months ended September 30, 2014 from the three and six months ended September 30, 2015 from U.S. dollar to yen to the U.S. dollar basis operating results. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the six-month period ended September 30, 2015, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2015” submitted to the SEC on Form 6-K on October 29, 2015.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2015”

http://www.sec.gov/Archives/edgar/data/313838/000115752315003525/a51209600.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 23, 2015. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 23, 2015.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

Research and development costs for the six months ended September 30, 2015 totaled 225.6 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 23, 2015. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 536.9 billion yen in unused committed lines of credit, as of September 30, 2015. Details of those committed lines of credit are: a 300.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2018, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 475 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2016, in all of which Sony Corporation and SGTS are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

On July 21, 2015, Sony Corporation raised 406.0 billion yen in total from the issuance of 87.2 million new shares by way of a Japanese public offering and an international offering (286.0 billion yen) and the issuance of convertible bonds with stock acquisition rights (120.0 billion yen). In addition, Sony Corporation raised 15.7 billion yen from the issuance of new shares by way of third-party allotment on August 18, 2015. Sony Corporation intends to use 188.0 billion yen of the funds raised by these issuances of new shares to fund capital expenditures in the Devices segment, and the remainder to fund research and development expenditures in the Devices segment. In addition, Sony Corporation intends to use 51.0 billion yen of the funds raised by this issuance of convertible bonds with stock acquisition rights to fund capital expenditures in the Devices segment and the remainder to repay long-term indebtedness.

Ⅲ Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the second quarterly period (September 30, 2015)	As of the filing date of the Quarterly Securities Report (November 6, 2015)
Common stock	1,262,215,860	1,262,221,560	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,262,215,860	1,262,221,560	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.	The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during November 2015, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

The following are the terms and conditions of bonds with SARs which were issued during the three months ended September 30, 2015.

130% callable unsecured convertible bonds with stock acquisition rights (6th series) (with an inter-bond pari passu clause)

Date of resolution	June 23, 2015 (Delegation by resolution of the Board of Directors) and June 30 (Decision of the Representative Director, President and CEO pursuant to such delegation)
Number of the Stock Acquisition Rights	120,000 *1
Of which: Number of treasury stock acquisition rights held by the Company	-
Class of shares to be acquired upon exercise of the Stock Acquisition Rights	Shares of common stock 100 shares constitute one unit.
Number of shares to be acquired upon exercise of the Stock Acquisition Rights	23,961,661 shares *2
Amount to be paid upon exercise of the Stock Acquisition Rights	1 million yen per Stock Acquisition Right *3
Exercise period of the Stock Acquisition Rights	Period from and including September 1, 2015 up to and including September 28, 2022 *4
Issue price and amount to be accounted for as stated capital in case of an issue of shares upon exercise of the Stock Acquisition Rights	Issue price per share: 5,008 yen Amount to be accounted for as stated capital per share: 2,504 yen
Condition for exercise of the Stock Acquisition Rights	No Stock Acquisition Rights may be exercised in part only
Matters concerning transfers of the Stock Acquisition Rights	Neither the Stock Acquisition Rights nor the Bonds (as defined below) shall be transferable separately from the other.
Matters concerning substitute payments	Upon exercise of a Stock Acquisition Right, the Bond relating to such Stock Acquisition Right shall be contributed and the amount of the Bond to be contributed shall be equal to the amount of payment for each Bond
Matters concerning delivery of the Stock Acquisition Rights associated with Reorganization	*5
Outstanding amount of the Convertible Bonds with Stock Acquisition Rights	120,000 million yen

Notes:

*1	The number of shares of common stock of the Company (the “Shares”) that the Company shall deliver upon exercise of the Stock Acquisition Rights will be determined by dividing the aggregate principal amount of the bonds with respect to the Stock Acquisition Rights (the “Bonds”) to be exercised by the applicable Conversion Price (as defined in Note 3) on the date of such exercise of the Stock Acquisition Rights. In such case, fractions of a Share will not be issued and no adjustment by means of cash payment will be made in respect thereof.

*2	In the case where the Conversion Price (as defined in Note 3) is adjusted in accordance with Note 3, the number of Shares to be acquired upon exercise of the Stock Acquisition Rights shall be adjusted to the number obtained by dividing the aggregate principal amount of the Bonds by the Conversion Price after adjustment.

*3	Upon exercise of a Stock Acquisition Right, the Bond relating to such Stock Acquisition Right shall be contributed and the amount of the Bond to be contributed shall be equal to the amount of payment for each bond.

The price for calculating the number of Shares that shall be delivered upon the exercise of each Stock Acquisition Right (the “Conversion Price”) shall initially be 5,008 yen.

Subsequent to the issuance of the Convertible Bonds with Stock Acquisition Rights, the Conversion Price shall be adjusted in accordance with the following formula, if the total number of Shares outstanding is changed or may be changed by any of the following events; i) if the Company offers Shares to be subscribed at an amount of payment below the current market price of the Shares; ii) if the Company makes a stock split or a free share distribution of Shares; iii) if the Company issues (x) shares with put options, shares subject to call options, or stock acquisition rights subject to call options (including stock acquisition rights incorporated into bonds with stock acquisition rights) to acquire Shares that shall be delivered at a price below the current market price of the Shares, (y) Stock Acquisition Rights (including stock acquisition rights incorporated into bonds with stock acquisition rights) to acquire the Shares that shall be delivered at a price below the current market price of the Shares.

Conversion Price after adjustment	=	Conversion Price before adjustment	×	Number of Shares outstanding	+	Number of Shares to be delivered	×	Amount of payment per Share
Market price per Share
				Number of Shares outstanding		+	Number of Shares to be delivered

If the Company distributes any dividend in excess of 25 yen per Share per fiscal year (a “Special Dividend”) subsequent to the issuance of the Convertible Bonds with Stock Acquisition Rights, the Conversion Price shall be adjusted in accordance with the following formula:

Conversion Price after adjustment	=	Conversion Price before adjustment	×	Market price per share – Special Dividend per Share
Market price per Share

“Special Dividend per Share” shall be the amount obtained by dividing the Special Dividend by the number of Shares to be acquired upon exercise of the Stock Acquisition Right for the amount of each Bond (1 million yen) on the final record date of the relevant fiscal year with respect to the surplus dividends. Such calculation of the Special Dividend per Share shall be made to units of JPY 0.01 and rounded to the first decimal place.

The Conversion Price will also be required to be adjusted by the Company upon consultation with the bond administrator in the case of the following;

(1)	In the event of a consolidation of shares, reduction of stated capital or additional paid-in capital, merger (excluding dissolution of the Company due to the merger), a share exchange or a company split;

(2)	In addition to item (1) above, the occurrence of an event that causes or may cause a change in the total number of Shares outstanding of the Company;

(3)	The Conversion Price is required to be adjusted in order to make a free share distribution of other classes of shares to the shareholders of the Shares;

(4)	The Conversion Price is required to be adjusted in order to distribute a surplus dividend in the form of an asset other than money, the financial value of which will be the same as if it is a Special Dividend; and

(5)	When two or more events which require adjustment of the Conversion Price coincide in proximate timing, and it is necessary to take into consideration the impact of one event upon the market price which must be used for the calculation of Conversion Price to be adjusted due to the other event(s).

Furthermore, when a public notice is made pursuant to the provisions for Early Redemption Due to Reorganization or Early Redemption Due to Delisting (each as defined in the Terms and Conditions of the Convertible Bonds with Stock Acquisition Rights (the “Terms and Conditions”)), the Conversion Price shall be reduced in accordance with the specified manner set forth in the Terms and Conditions.

*4	Holders of the Convertible Bonds with Stock Acquisition Rights may exercise the Stock Acquisition Rights and request the Company to deliver the Shares at any time during the period from September 1, 2015 to September 28, 2022; provided, however, that the application to exercise such rights may not be made during the following times:

(1)	The date on which the shareholders of the Shares are determined and the immediately preceding business day;
(2)	A day deemed necessary by a book-entry transfer institution;
(3)	In the case of early redemption of the Bonds on or before September 28, 2022 pursuant to the provisions for the Early Redemption Due to Reorganization, the Early Redemption Due to Delisting, and the 130% Call Option (as defined in the Terms and Conditions), on or after the immediately preceding business day of the day on which the principal for such redemption is to be paid;
(4)	In the case where the Bonds become due and payable, on or after the date when such Bonds become due and payable;
(5)	In the case where, in a Reorganization (as defined in the Terms and Conditions), the stock acquisition rights of a New Obligor (as defined in the Terms and Conditions) are delivered and it is necessary to suspend the application to exercise the Stock Acquisition Rights, the period with respect to which Sony gives to the bond administrator(s) a prior written notice stating the period for the suspension of the application to exercise the rights (such period shall not exceed one month) and other necessary matters, and gives a public notice for the necessary matters no later than one month before the commencement date of such period.

*5	(1)	In the case of a Reorganization in which a New Obligor’s common stock is delivered to the shareholder of the Company, excluding the case of early redemption of the Bonds pursuant to the Early Redemption Due to Reorganization, the Company shall deliver the stock acquisition rights of a New Obligor (“New Stock Acquisition Rights”), the details of which are set forth in (2) below, to the holder of the Stock Acquisition Rights that are outstanding immediately prior to the effective date of such Reorganization (the “Reorganization Effective Date”). In such case, as of such Reorganization Effective Date, the Stock Acquisition Rights lapse and the obligations of the Bonds are assumed by a New Obligor (the Bonds assumed by a New Obligor are hereinafter referred to as the “New Bonds”), New Stock Acquisition Rights become stock acquisition rights attached to the New Bonds, and holders of the Stock Acquisition Rights become holders of the New Stock Acquisition Rights. Provisions of the Stock Acquisition Rights in the Terms and Conditions apply mutatis mutandis to the New Stock Acquisition Rights.

(2)	The details of the New Stock Acquisition Rights are set forth below:

(a)	Number of New Stock Acquisition Rights:

The number of New Stock Acquisition Rights to be granted will be equal to the number of the Stock Acquisition Rights that are outstanding immediately prior to the relevant Reorganization Effective Date.

(b)	Class of shares to be issued or transferred upon the exercise of the New Stock Acquisition Rights:

Shares of the New Obligor’s common stock.

(c)	Method of determination of the number of shares to be issued or transferred upon exercise of the New Stock Acquisition Rights:

The number of shares to be issued or transferred is the number that is obtained by dividing the total value of the New Bonds, to which the New Stock Acquisition Rights exercised are attached, by the Conversion Price as set forth in (d) below. In such case, fractions of a share will not be issued and no adjustment by means of cash payment will be made in respect thereof.

(d)	Conversion Price for the New Bonds to which the New Stock Acquisition Rights are attached

The Conversion Price for the New Bonds to which the New Stock Acquisition Rights are attached shall be such that the holder of a New Stock Acquisition Right shall, upon the exercise of such rights immediately after the Reorganization Effective Date, receive an equivalent economic value to be determined by the Company as that which the holder of Stock Acquisition Rights would have received had such Stock Acquisition Right been exercised immediately before the relevant Reorganization Effective Date. On or after the Reorganization Effective Date, the Conversion Price for the New Bonds to which the New Stock Acquisition Rights are attached shall be subject to the same kind of adjustment or reduction as described in Note 3.

(e)	Description of asset to be contributed upon exercise of the New Stock Acquisition Rights and amount thereof:

Upon the exercise of each New Stock Acquisition Right, each New Bond to which each such New Stock Acquisition Right is attached shall be contributed and the amount to be contributed by such New Bonds shall be equal to the subscription amount of the Bond.

(f)	Period during which the New Stock Acquisition Rights are exercisable:

The New Stock Acquisition Rights may be exercised at any time during the period from the relevant Reorganization Effective Date (or, if the Company determines the period during which the application to exercise such rights is suspended as set forth in (5) of Note 4, the later of the date of such Reorganization Effective Date or the business day immediately following the last day of such suspension period) up to, and including, the last day of the period for the application to exercise the Stock Acquisition Rights as set forth in Note 4.

(g)	Amount of stated capital and additional paid-in capital increased by issuance of shares upon exercise of the New Stock Acquisition Rights:

The amount of stated capital to be increased upon exercise of New Stock Acquisition Rights shall be half of the maximum amount of the stated capital increased, as calculated in accordance with Article 17 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from such calculation being rounded up to the nearest one yen. The amount of additional paid-in capital to be increased shall be the amount obtained by subtracting the relevant amount of stated capital to be increased from the relevant maximum amount of the stated capital increase.

(h)	Other conditions for the exercise of the New Stock Acquisition Rights:

No application for partial exercise of each New Stock Acquisition Right may be made.

(i)	Mandatory Repurchase of Stock Acquisition Rights:

Not applicable.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
July 21, 2015 *1	87,200	1,257,355	142,984	850,587	142,984	1,064,280
August 18, 2015 *2	4,800	1,262,155	7,871	858,458	7,871	1,072,151
From July 1 to September 30, 2015 *3	61	1,262,216	64	858,522	64	1,072,215

Notes:

*1.	Public Offering
Offer Price	¥ 3,420.5 per share
Price to Underwriters	¥ 3,279.44 per share
Amount of Stated Capital to be Increased	¥ 1,639.72 per share
Total Price to Underwriters	¥ 285,967 millions

*2.	Third-Party Allotment (Issuance of new shares by way of third-party allotment)
Price to Underwriters	¥ 3,279.44 per share
Amount of Stated Capital to be Increased	¥ 1,639.72 per share
Total Price to Underwriters	¥ 15,741 millions
Subscriber	Nomura Securities Co., Ltd.

*3.	The increase is due to the exercise of SARs.

4.	Upon the exercise of SARs during the period from October 1, 2015 to October 31, 2015 the total number of shares issued increased by 6 thousand shares and the amount of common stock and the legal capital surplus increased by 7 million yen.

vi) Status of Major Shareholders

(As of September 30, 2015)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	118,292	9.37
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	62,194	4.93
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	59,020	4.68
Goldman, Sachs & Co. Reg *3 (Local Custodian: Goldman Sachs Japan Co., Ltd.)	New York, U.S.A. (Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo)	38,328	3.04
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	22,828	1.81
The Bank of New York Mellon SA/NV 10 *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	22,579	1.79
State Street Bank West Client - Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	18,314	1.45
State Street Bank and Trust Company 505225 *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	16,523	1.31
JPMorgan Chase Bank 385632 (Local Custodian: Mizuho Bank, Ltd.)	London, United Kingdom (4-16-13, Tsukishima, Chuo-ku, Tokyo)	16,168	1.28
State Street Bank and Trust Company 505223 *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	15,485	1.23
Total		389,731	30.88

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.	Sumitomo Mitsui Trust Bank, Limited sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of April 4, 2014 and reported that it held shares of the Company as of March 31, 2014 as provided in the below table. As of September 30, 2015, the Company has not been able to confirm any entry of Sumitomo Mitsui Trust Bank, Limited in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Sumitomo Mitsui Trust Bank, Limited and the 2 Joint Holders	52,312	5.04

5.	BlackRock Japan Co., Ltd. sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of July 22, 2014 and reported that it held shares of the Company as of July 15, 2014 as provided in the below table. As of September 30, 2015, the Company has not been able to confirm any entry of BlackRock Japan Co., Ltd. in the register of shareholders.
Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	52,314	5.01

vii) Status of Voting Rights

1) Shares Issued

(As of September 30, 2015)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,029,600	—	—
Shares with full voting rights (Others)	1,258,947,500	12,589,475	—
Shares constituting less than one full unit	2,238,760	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,262,215,860	—	—
Total voting rights held by all shareholders	—	12,589,475	—
Note:	Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of September 30, 2015)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,029,600	—	1,029,600	0.08
Total	—	1,029,600	—	1,029,600	0.08
Note:	In addition to the 1,029,600 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

(2) Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2015 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV Financial Statements

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2015	At September 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	949,413	1,010,120
Marketable securities	936,731	889,623
Notes and accounts receivable, trade	986,500	1,095,632
Allowance for doubtful accounts and sales returns	(86,598)	(86,948)
Inventories	665,432	948,171
Other receivables	231,947	321,395
Deferred income taxes	47,788	50,675
Prepaid expenses and other current assets	466,688	480,526
Total current assets	4,197,901	4,709,194
Film costs	305,232	384,676
Investments and advances:
Affiliated companies	171,063	168,905
Securities investments and other	8,360,290	8,640,342
	8,531,353	8,809,247
Property, plant and equipment:
Land	123,629	123,027
Buildings	679,125	681,927
Machinery and equipment	1,764,241	1,820,603
Construction in progress	35,786	61,013
	2,602,781	2,686,570
Less – Accumulated depreciation	1,863,496	1,870,998
	739,285	815,572
Other assets:
Intangibles, net	642,361	635,791
Goodwill	561,255	610,738
Deferred insurance acquisition costs	520,571	530,231
Deferred income taxes	89,637	81,847
Other	246,736	253,882
	2,060,560	2,112,489
Total assets	15,834,331	16,831,178

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2015	At September 30, 2015
LIABILITIES
Current liabilities:
Short-term borrowings	62,008	273,133
Current portion of long-term debt	159,517	149,454
Notes and accounts payable, trade	622,215	881,130
Accounts payable, other and accrued expenses	1,374,099	1,374,279
Accrued income and other taxes	98,414	105,653
Deposits from customers in the banking business	1,872,965	1,790,920
Other	556,372	543,601
Total current liabilities	4,745,590	5,118,170
Long-term debt	712,087	766,675
Accrued pension and severance costs	298,753	297,205
Deferred income taxes	445,876	425,809
Future insurance policy benefits and other	4,122,372	4,316,443
Policyholders’ account in the life insurance business	2,259,514	2,308,890
Other	316,422	324,509
Total liabilities	12,900,614	13,557,701
Redeemable noncontrolling interest	5,248	7,475
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity: Common stock, no par value – At March 31, 2015–Shares authorized: 3,600,000,000, shares issued: 1,169,773,260 At September 30, 2015–Shares authorized: 3,600,000,000, shares issued: 1,262,215,860	707,038	858,522
Additional paid-in capital	1,185,777	1,323,906
Retained earnings	813,765	917,146
Accumulated other comprehensive income –
Unrealized gains on securities, net	154,153	101,288
Unrealized losses on derivative instruments, net	—	(1,741)
Pension liability adjustment	(201,131)	(200,227)
Foreign currency translation adjustments	(338,305)	(350,342)
	(385,283)	(451,022)
Treasury stock, at cost
Common stock At March 31, 2015–1,031,323 shares At September 30, 2015–1,029,643 shares	(4,220)	(4,205)
	2,317,077	2,644,347
Noncontrolling interests	611,392	621,655
Total equity	2,928,469	3,266,002
Total liabilities and equity	15,834,331	16,831,178

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2014	2015
Sales and operating revenue:
Net sales	3,145,965	3,166,925
Financial services revenue	513,942	486,724
Other operating revenue	51,512	47,150
	3,711,419	3,700,799
Costs and expenses:
Cost of sales	2,319,722	2,362,495
Selling, general and administrative	829,650	797,030
Financial services expenses	422,509	399,114
Other operating (income) expense, net	159,142	(41,399)
	3,731,023	3,517,240
Equity in net income of affiliated companies	3,830	1,366
Operating income (loss)	(15,774)	184,925
Other income:
Interest and dividends	5,752	6,316
Gain on sale of securities investments, net	7,586	51,577
Other	2,082	1,186
	15,420	59,079
Other expenses:
Interest	12,459	10,975
Foreign exchange loss, net	4,568	18,348
Other	4,197	3,777
	21,224	33,100
Income (loss) before income taxes	(21,578)	210,904
Income taxes	56,124	63,678
Net income (loss)	(77,702)	147,226
Less - Net income attributable to noncontrolling interests	31,459	31,232
Net income (loss) attributable to Sony Corporation’s stockholders	(109,161)	115,994

	Yen
	Six months ended September 30
	2014	2015
Per share data:	-	-
Net income (loss) attributable to Sony Corporation’s stockholders
–Basic	(102.14)	95.53
–Diluted	(102.14)	94.41

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended September 30
	2014	2015
Sales and operating revenue:
Net sales	1,606,159	1,663,614
Financial services revenue	268,192	209,035
Other operating revenue	27,160	20,091
	1,901,511	1,892,740
Costs and expenses:
Cost of sales	1,168,883	1,228,226
Selling, general and administrative	419,203	418,308
Financial services expenses	220,831	167,076
Other operating (income) expense, net	178,811	(7,945)
	1,987,728	1,805,665
Equity in net income of affiliated companies	629	943
Operating income (loss)	(85,588)	88,018
Other income:
Interest and dividends	2,337	3,664
Gain on sale of securities investments, net	2,386	795
Other	1,465	539
	6,188	4,998
Other expenses:
Interest	6,047	6,581
Foreign exchange loss, net	2,592	12,602
Other	1,916	1,639
	10,555	20,822
Income (loss) before income taxes	(89,955)	72,194
Income taxes	30,078	23,866
Net income (loss)	(120,033)	48,328
Less - Net income attributable to noncontrolling interests	15,936	14,775
Net income (loss) attributable to Sony Corporation’s stockholders	(135,969)	33,553

	Yen
	Three months ended September 30
	2014	2015
Per share data:	-	-
Net income (loss) attributable to Sony Corporation’s stockholders
–Basic	(124.32)	26.64
–Diluted	(124.32)	26.10

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2014	2015
Net income (loss)	(77,702)	147,226
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	15,066	(57,866)
Unrealized losses on derivative instruments	—	(1,741)
Pension liability adjustment	750	907
Foreign currency translation adjustments	30,717	(11,901)
Total comprehensive income (loss)	(31,169)	76,625
Less – Comprehensive income attributable to noncontrolling interests	38,382	26,370
Comprehensive income (loss) attributable to Sony Corporation's stockholders	(69,551)	50,255

	Yen in millions
	Three months ended September 30
	2014	2015
Net income (loss)	(120,033)	48,328
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	13,191	(10,800)
Unrealized losses on derivative instruments	—	(1,105)
Pension liability adjustment	414	705
Foreign currency translation adjustments	51,557	(39,508)
Total comprehensive loss	(54,871)	(2,380)
Less – Comprehensive income attributable to noncontrolling interests	19,655	12,910
Comprehensive loss attributable to Sony Corporation's stockholders	(74,526)	(15,290)

The accompanying notes are an integral part of these statements.

(iv) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2014	2015
Cash flows from operating activities:
Net income (loss)	(77,702)	147,226
Adjustments to reconcile net income (loss) to net cash
provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs	166,747	184,055
Amortization of film costs	127,868	118,669
Accrual for pension and severance costs, less payments	(5,754)	(4,794)
Other operating (income) expense, net	159,142	(41,399)
Gain on sale or devaluation of securities investments, net	(7,582)	(51,572)

(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	(37,019)	46,866
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(1,251)	2,666
Deferred income taxes	(1,783)	10,421
Equity in net income of affiliated companies, net of dividends	681	307
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(102,544)	(105,253)
Increase in inventories	(190,425)	(298,961)
Increase in film costs	(129,316)	(200,044)
Increase in notes and accounts payable, trade	163,389	262,949
Increase in accrued income and other taxes	19,036	4,657
Increase in future insurance policy benefits and other	223,669	176,455
Increase in deferred insurance acquisition costs	(38,560)	(45,273)
Increase in marketable securities held in the financial services business for trading purposes	(30,631)	(46,947)
Increase in other current assets	(100,128)	(79,972)
Increase (decrease) in other current liabilities	1,836	(77,940)
Other	(35,598)	23,425
Net cash provided by operating activities	104,075	25,541

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2014	2015
Cash flows from investing activities:
Payments for purchases of fixed assets	(95,778)	(161,954)
Proceeds from sales of fixed assets	30,407	10,049
Payments for investments and advances by financial services business	(459,625)	(706,663)
Payments for investments and advances (other than financial services business)	(9,408)	(7,252)
Proceeds from sales or return of investments and collections of advances by financial services business	232,550	347,989
Proceeds from sales or return of investments and collections of advances (other than financial services business)	32,916	78,104
Proceeds from sales of businesses	—	17,790
Other	(13,921)	(35,135)
Net cash used in investing activities	(282,859)	(457,072)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	12,471	19,627
Payments of long-term debt	(231,652)	(104,768)
Increase (decrease) in short-term borrowings, net	(926)	213,787
Decrease in deposits from customers in the financial services business, net	(22,750)	(14,561)
Proceeds from issuance of convertible bonds	—	120,000
Proceeds from issuance of new shares	—	301,708
Dividends paid	(13,060)	(105)
Other	(17,100)	(34,381)
Net cash provided by (used in) financing activities	(273,017)	501,307
Effect of exchange rate changes on cash and cash equivalents	15,844	(9,069)
Net increase (decrease) in cash and cash equivalents	(435,957)	60,707
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413
Cash and cash equivalents at end of the period	610,509	1,010,120

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1) Recently adopted accounting pronouncements:

Reporting discontinued operations and disclosures of disposals of components of an entity -

In April 2014, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. This guidance was effective for Sony as of April 1, 2015. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Repurchase-to-maturity transactions and repurchase financings -

In June 2014, the FASB issued new accounting guidance for the accounting and disclosure of repurchase-to-maturity transactions and repurchase financings. The guidance requires that repurchase-to-maturity transactions be accounted for as secured borrowings, and requires that a transfer of a financial asset and a repurchase agreement executed contemporaneously be accounted for separately. The guidance also requires additional disclosures about certain transferred financial assets accounted for as sales and certain transactions accounted for as secured borrowings. Except for the disclosure for transactions accounted for as secured borrowings, the guidance was effective for Sony as of January 1, 2015. The guidance for disclosure for transactions accounted for as secured borrowings was effective for Sony as of April 1, 2015. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(2) Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3) Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the six and three months ended September 30, 2014 have been made to conform to the presentation for the six and three months ended September 30, 2015.

2. Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2015				September 30, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds *	1,074,900	147,274	(80)	1,222,094	1,134,928	141,767	(97)	1,276,598

Japanese local government bonds	66,442	465	(16)	66,891	57,343	186	(31)	57,498

Japanese corporate bonds	108,109	767	(7)	108,869	101,358	629	(70)	101,917

Foreign government bonds	34,168	7,397	(111)	41,454	34,090	6,573	(82)	40,581

Foreign corporate bonds	452,145	13,645	(942)	464,848	419,447	8,620	(3,918)	424,149
	1,735,764	169,548	(1,156)	1,904,156	1,747,166	157,775	(4,198)	1,900,743

Equity securities	73,411	127,322	(741)	199,992	46,926	58,991	(1,794)	104,123

Held-to-maturity
securities:
Japanese national government bonds *	4,846,986	819,386	(103)	5,666,269	5,161,632	778,004	(9)	5,939,627

Japanese local government bonds	4,996	428	—	5,424	4,530	414	—	4,944

Japanese corporate bonds	26,848	4,501	—	31,349	28,871	4,417	—	33,288

Foreign government bonds	32,682	11,534	—	44,216	38,099	6,769	(4)	44,864

Foreign corporate bonds	57,783	25	—	57,808	198	24	—	222
	4,969,295	835,874	(103)	5,805,066	5,233,330	789,628	(13)	6,022,945

Total	6,778,470	1,132,744	(2,000)	7,909,214	7,027,422	1,006,394	(6,005)	8,027,811

* As of September 30, 2015, available-for-sale securities and held-to-maturity securities include 19,949 million yen and 139,605 million yen, respectively, of pledged Japanese national government bonds as collateral for transactions with short-term repurchase agreement.

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2015
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	452,830	311,643	-	764,473	764,473	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,222,094	-	1,222,094	3,124	1,218,970	-	-
Japanese local government bonds	-	66,891	-	66,891	1,474	65,417	-	-
Japanese corporate bonds	-	105,363	3,506	108,869	27,030	81,839	-	-
Foreign government bonds	2,861	38,593	-	41,454	136	41,318	-	-
Foreign corporate bonds	-	455,357	9,491	464,848	139,540	325,308	-	-
Equity securities	199,874	118	-	199,992	-	199,992	-	-
Other investments *1	9,306	4,606	74,641	88,553	-	88,553	-	-
Derivative assets *2, *3	-	30,407	-	30,407	-	-	29,951	456
Total assets	664,871	2,235,072	87,638	2,987,581	935,777	2,021,397	29,951	456
Liabilities:
Derivative liabilities*2,*3	612	47,712	-	48,324	-	-	23,092	25,232
Total liabilities	612	47,712	-	48,324	-	-	23,092	25,232

	Yen in millions
	September 30, 2015
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	464,508	286,920	-	751,428	751,428	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,276,598	-	1,276,598	3,719	1,272,879	-	-
Japanese local government bonds	-	57,498	-	57,498	5,693	51,805	-	-
Japanese corporate bonds	-	97,409	4,508	101,917	10,024	91,893	-	-
Foreign government bonds	-	40,581	-	40,581	586	39,995	-	-
Foreign corporate bonds	-	414,593	9,556	424,149	117,470	306,679	-	-
Equity securities	103,987	136	-	104,123	-	104,123	-	-
Other investments *1	8,630	4,244	16,303	29,177	-	29,177	-	-
Derivative assets *2, *3	661	17,524	-	18,185	-	-	17,393	792
Total assets	577,786	2,195,503	30,367	2,803,656	888,920	1,896,551	17,393	792
Liabilities:
Derivative liabilities*2,*3	-	48,397	-	48,397	-	-	7,857	40,540
Total liabilities	-	48,397	-	48,397	-	-	7,857	40,540

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3 The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4. Issuance of convertible bonds

On July 21, 2015, Sony issued 120,000 million yen of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights due 2022 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to September 28, 2022. The initial conversion price is 5,008 yen per common share. In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula that is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 3,526.5 yen to 5,008 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after July 21, 2020, if the closing sales price per share of Sony’s common stock on the Tokyo Stock Exchange is 130% or more of the conversion price of the Zero Coupon Convertible Bonds for 20 consecutive trading days. Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes.　There are no significant adverse debt covenants under the Zero Coupon Convertible Bonds.

5. Supplemental equity and comprehensive income information

(1)       Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2014 and 2015 are as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	2,258,137	525,004	2,783,141
Exercise of stock acquisition rights	91	—	91
Conversion of zero coupon convertible bonds	100,400	—	100,400
Stock-based compensation	529	—	529
Comprehensive income:
Net income (loss)	(109,161)	31,459	(77,702)
Other comprehensive income, net of tax ―
Unrealized gains on securities	10,427	4,639	15,066
Pension liability adjustment	788	(38)	750
Foreign currency translation adjustments	28,395	2,322	30,717
Total comprehensive income (loss)	(69,551)	38,382	(31,169)
Dividends declared	—	(12,270)	(12,270)
Transactions with noncontrolling interests shareholders and other	(2,837)	1,296	(1,541)
Balance at September 30, 2014	2,286,769	552,412	2,839,181

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	2,317,077	611,392	2,928,469
Issuance of new shares	301,708	—	301,708
Exercise of stock acquisition rights	1,260	—	1,260
Stock-based compensation	586	—	586
Comprehensive income:
Net income	115,994	31,232	147,226
Other comprehensive income, net of tax ―
Unrealized losses on securities	(52,865)	(5,001)	(57,866)
Unrealized losses on derivative instruments	(1,741)	—	(1,741)
Pension liability adjustment	904	3	907
Foreign currency translation adjustments	(12,037)	136	(11,901)
Total comprehensive income	50,255	26,370	76,625
Dividends declared	(12,612)	(18,655)	(31,267)
Transactions with noncontrolling interests shareholders and other	(13,927)	2,548	(11,379)
Balance at September 30, 2015	2,644,347	621,655	3,266,002

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2014 and 2015.

On July 21, 2015, Sony issued 87,200,000 new shares of common stock by way of a Japanese public offering and an international offering. In addition, on August 18, 2015, Sony issued 4,800,000 new shares of common stock by way of third-party allotment in connection with secondary offering of shares to cover over-allotments.

(2)       Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the six months ended September 30, 2014 and 2015 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income before reclassifications	20,487	48	30,717	51,252
Amounts reclassified out of accumulated other comprehensive income	(5,421)	702	-	(4,719)
Net current-period other comprehensive income	15,066	750	30,717	46,533
Less: Other comprehensive income (loss) attributable to noncontrolling interests	4,639	(38)	2,322	6,923
Balance at September 30, 2014	137,936	(179,251)	(370,660)	(411,975)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized losses on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2015	154,153	-	(201,131)	(338,305)	(385,283)
Other comprehensive loss before reclassifications	(18,545)	(1,893)	(358)	(11,901)	(32,697)
Amounts reclassified out of accumulated other comprehensive income	(39,321)	152	1,265	-	(37,904)
Net current-period other comprehensive income (loss)	(57,866)	(1,741)	907	(11,901)	(70,601)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(5,001)	-	3	136	(4,862)
Balance at September 30, 2015	101,288	(1,741)	(200,227)	(350,342)	(451,022)

6. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the six and three months ended September 30, 2014 and 2015 is as follows:

	Yen in millions
	Six months ended September 30
	2014	2015
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(109,161)	115,994

	Thousands of shares
Weighted-average shares outstanding	1,068,703	1,214,268
Effect of dilutive securities:
Stock acquisition rights	-	2,431
Zero coupon convertible bonds	-	11,981
Weighted-average shares for diluted EPS computation	1,068,703	1,228,680

	Yen
Basic EPS	(102.14)	95.53
Diluted EPS	(102.14)	94.41

Potential shares of common stock that were excluded from the computation of diluted EPS for the six months ended September 30, 2014 and 2015 were 36,397 thousand shares and 7,880 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the six months ended September 30, 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period, and potential shares related to stock acquisition rights were excluded as anti-dilutive for the six months ended September 30, 2015 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended September 30
	2014	2015
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(135,969)	33,553

	Thousands of shares
Weighted-average shares outstanding	1,093,725	1,259,567
Effect of dilutive securities:
Stock acquisition rights	-	2,012
Zero coupon convertible bonds	-	23,962
Weighted-average shares for diluted EPS computation	1,093,725	1,285,541

	Yen
Basic EPS	(124.32)	26.64
Diluted EPS	(124.32)	26.10

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended September 30, 2014 and 2015 were 36,397 thousand shares and 7,880 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the three months ended September 30, 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period, and potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended September 30, 2015 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

7. Orchard Acquisition

In April 2015, Sony Music Entertainment (“SME”), a wholly owned subsidiary of Sony, increased its shareholding in Orchard Media, Inc. (“The Orchard”) to 100% by acquiring Orchard Asset Holdings, LLC’s 49% equity interest.

Prior to the acquisition, SME’s interest in The Orchard was accounted for under the equity method of accounting. As a result of SME’s obtaining a controlling interest in The Orchard, Sony consolidated The Orchard using the acquisition method of accounting. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 51% equity interest in The Orchard that it owned prior to the acquisition at a fair value which recognized a gain of 18,085 million yen (151 million U.S. dollars) in other operating (income) expense, net in the consolidated statement of income for the six months ended September 30, 2015. The purchase price allocation for this transaction is still in process and not yet finalized.

8. Sale of the logistics business

On April 1, 2015, in connection with the formation of a logistics joint venture, Sony sold a part of its logistics business in Japan, Thailand, and Malaysia within Corporate to MITSUI-SOKO HOLDINGS Co., Ltd. for a sales price of 19,211 million yen. As a result of the sale, Sony recognized a gain of 12,284 million yen in other operating (income) expense, net in the consolidated statement of income for the six months ended September 30, 2015.

9. Commitments, contingent liabilities and other

(1) Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of September 30, 2015, the total unused portion of the lines of credit extended under these contracts was 26,942 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2) Purchase commitments and other

Purchase commitments and other outstanding commitments as of September 30, 2015 amounted to 426,634 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of September 30, 2015, these subsidiaries were committed to make payments under such contracts of 138,416 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of September 30, 2015, these subsidiaries were committed to make payments of 63,940 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within five years. As of September 30, 2015, Sony has committed to make payments of 27,193 million yen under such long-term contracts.

(3) Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. In March 2014, the DOJ notified Sony that it had closed its investigation. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation, its subsidiary in Japan, Sony Optiarc Inc. , and two other subsidiaries 31 million euros. Sony has announced an intent to appeal that ruling. Sony understands that the investigations by several other agencies have now ended, but one other agency continues to investigate. A number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs filed petitions to appeal these rulings, and in January 2015, the appellate court denied the petitions to appeal. However, in February 2015 the district court gave the plaintiffs an opportunity to seek certification of narrower classes, and the civil actions continue. Based on the investigations and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of November 6, 2015, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. In connection with certain of these matters, Sony had received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States; the Attorneys General have indicated that no further action is likely to be taken regarding those requests. Additionally, Sony Corporation and/or certain of its subsidiaries were named in a number of purported class actions in certain jurisdictions, including the United States. The U.S. class action suits have been settled, and the settlement has received the final approval of the court. A non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In the fall of 2014, Sony Corporation’s U.S. subsidiary, Sony Pictures Entertainment Inc. (“SPE”), was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of SPE business information, including employee information and other information. In connection with the theft and disclosure of information, SPE has been named in a number of purported class action suits in the United States brought by former employees of SPE. A proposed settlement of the class action suits in the United States has been submitted to the court for preliminary court approval. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these proceedings.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4) Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of September 30, 2015 amounted to 42,336 million yen. The major components of these guarantees are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 268.5 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of September 30, 2015, the fair value of the collateral exceeded 268.5 million U.S. dollars.

10. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations in All Other and the Devices segment. In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other are now included in the Mobile Communications (“MC”) segment. Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the Home Entertainment & Sound (“HE&S”) segment. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The MC segment includes the manufacture and sale of mobile phones and an Internet-related service business. The Game & Network Services (“G&NS”) segment includes the manufacture and sales of home gaming products, network services business and production and sales of software. The Imaging Products & Solutions (“IP&S”) segment includes Digital Imaging Products, and Professional Solutions. The HE&S segment includes Televisions, and Audio and Video. The Devices segment includes Semiconductors and Components. The Pictures segment includes Motion Pictures, Television Productions and Media Networks. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including, the medical business, the disc overseas manufacturing business and the PC business. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2014	2015
Sales and operating revenue:
Mobile Communications -
Customers	663,954	557,815
Intersegment	492	1,934
Total	664,446	559,749
Game & Network Services -
Customers	517,122	606,980
Intersegment	49,887	42,291
Total	567,009	649,271
Imaging Products & Solutions -
Customers	341,288	351,413
Intersegment	1,922	4,969
Total	343,210	356,382
Home Entertainment & Sound -
Customers	581,913	540,688
Intersegment	1,489	1,526
Total	583,402	542,214
Devices -
Customers	310,581	396,986
Intersegment	105,919	99,014
Total	416,500	496,000
Pictures -
Customers	376,573	355,006
Intersegment	380	285
Total	376,953	355,291
Music -
Customers	231,577	262,059
Intersegment	9,079	6,803
Total	240,656	268,862
Financial Services -
Customers	513,942	486,724
Intersegment	2,601	3,394
Total	516,543	490,118
All Other -
Customers	147,694	124,442
Intersegment	41,754	42,267
Total	189,448	166,709
Corporate and elimination	(186,748)	(183,797)
Consolidated total	3,711,419	3,700,799

G&NS intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended September 30
	2014	2015
Sales and operating revenue:
Mobile Communications -
Customers	329,212	278,279
Intersegment	254	946
Total	329,466	279,225
Game & Network Services -
Customers	285,754	341,082
Intersegment	23,725	19,600
Total	309,479	360,682
Imaging Products & Solutions -
Customers	177,152	183,156
Intersegment	1,458	2,855
Total	178,610	186,011
Home Entertainment & Sound -
Customers	288,864	288,201
Intersegment	795	864
Total	289,659	289,065
Devices -
Customers	173,846	203,981
Intersegment	66,569	54,122
Total	240,415	258,103
Pictures -
Customers	181,907	183,586
Intersegment	276	156
Total	182,183	183,742
Music -
Customers	116,716	135,079
Intersegment	3,903	3,592
Total	120,619	138,671
Financial Services -
Customers	268,192	209,035
Intersegment	1,384	1,697
Total	269,576	210,732
All Other -
Customers	64,872	63,967
Intersegment	21,657	23,401
Total	86,529	87,368
Corporate and elimination	(105,025)	(100,859)
Consolidated total	1,901,511	1,892,740

G&NS intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2014	2015
Operating income (loss):
Mobile Communications	(172,197)	(43,525)
Game & Network Services	26,109	43,379
Imaging Products & Solutions	37,507	47,125
Home Entertainment & Sound	17,899	26,686
Devices	39,835	63,032
Pictures	6,790	(34,153)
Music	23,797	46,340
Financial Services	91,458	87,147
All Other	(39,735)	(4,504)
Total	31,463	231,527
Corporate and elimination	(47,237)	(46,602)
Consolidated operating income (loss)	(15,774)	184,925
Other income	15,420	59,079
Other expenses	(21,224)	(33,100)
Consolidated income (loss) before income taxes	(21,578)	210,904

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating income of Televisions, which primarily consists of LCD televisions, for the six months ended September 30, 2014 and 2015 was 12,838 million yen and 16,708 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

	Yen in millions
	Three months ended September 30
	2014	2015
Operating income (loss):
Mobile Communications	(170,588)	(20,601)
Game & Network Services	21,790	23,920
Imaging Products & Solutions	20,098	25,854
Home Entertainment & Sound	9,065	15,763
Devices	28,335	32,690
Pictures	(1,041)	(22,466)
Music	12,163	14,590
Financial Services	47,686	41,175
All Other	(19,784)	456
Total	(52,276)	111,381
Corporate and elimination	(33,312)	(23,363)
Consolidated operating income (loss)	(85,588)	88,018
Other income	6,188	4,998
Other expenses	(10,555)	(20,822)
Consolidated income (loss) before income taxes	(89,955)	72,194

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating income of Televisions, which primarily consists of LCD televisions, for the three months ended September 30, 2014 and 2015 was 4,922 million yen and 9,705 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2014	2015
Mobile Communications	663,954	557,815

Game & Network Services
Hardware	297,562	297,899
Network	140,376	217,335
Other	79,184	91,746
Total	517,122	606,980

Imaging Products & Solutions
Digital Imaging Products	215,700	220,000
Professional Solutions	120,538	124,531
Other	5,050	6,882
Total	341,288	351,413

Home Entertainment & Sound
Televisions	404,731	371,928
Audio and Video	176,437	166,473
Other	745	2,287
Total	581,913	540,688

Devices
Semiconductors	203,043	289,925
Components	104,326	102,371
Other	3,212	4,690
Total	310,581	396,986

Pictures
Motion Pictures	201,965	149,327
Television Productions	86,621	93,308
Media Networks	87,987	112,371
Total	376,573	355,006

Music
Recorded Music	159,824	179,895
Music Publishing	32,654	35,542
Visual Media and Platform	39,099	46,622
Total	231,577	262,059

Financial Services	513,942	486,724
All Other	147,694	124,442
Corporate	26,775	18,686
Consolidated total	3,711,419	3,700,799

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2014	2015
Mobile Communications	329,212	278,279

Game & Network Services
Hardware	160,689	168,434
Network	71,123	111,534
Other	53,942	61,114
Total	285,754	341,082

Imaging Products & Solutions
Digital Imaging Products	109,565	112,844
Professional Solutions	64,822	67,411
Other	2,765	2,901
Total	177,152	183,156

Home Entertainment & Sound
Televisions	199,742	203,008
Audio and Video	89,023	85,162
Other	99	31
Total	288,864	288,201

Devices
Semiconductors	118,095	149,510
Components	54,287	52,216
Other	1,464	2,255
Total	173,846	203,981

Pictures
Motion Pictures	97,339	91,152
Television Productions	44,259	42,333
Media Networks	40,309	50,101
Total	181,907	183,586

Music
Recorded Music	80,429	90,567
Music Publishing	16,366	17,698
Visual Media and Platform	19,921	26,814
Total	116,716	135,079

Financial Services	268,192	209,035
All Other	64,872	63,967
Corporate	14,996	6,374
Consolidated total	1,901,511	1,892,740

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Network Entertainment International LLC; Other includes packaged software and peripheral devices. In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries and recording media. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

	Yen in millions
	Six months ended September 30
	2014	2015
Depreciation and amortization:
Mobile Communications	11,900	12,207
Game & Network Services	8,426	9,147
Imaging Products & Solutions	15,260	13,807
Home Entertainment & Sound	12,243	11,387
Devices	42,602	51,070
Pictures	9,256	10,723
Music	7,263	8,805
Financial Services, including deferred insurance acquisition costs	29,221	40,565
All Other	5,175	3,583
Total	141,346	161,294

Corporate	25,401	22,761

Consolidated total	166,747	184,055

	Yen in millions
	Six months ended September 30, 2014
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	57	—	57
Game & Network Services	64	—	64
Imaging Products & Solutions	200	—	200
Home Entertainment & Sound	577	—	577
Devices	3,361	4	3,365
Pictures	16	—	16
Music	60	—	60
Financial Services	—	—	—
All Other and Corporate	19,678	669	20,347
Consolidated total	24,013	673	24,686

	Yen in millions
	Six months ended September 30, 2015
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	11,770	540	12,310
Game & Network Services	15	—	15
Imaging Products & Solutions	60	—	60
Home Entertainment & Sound	(52)	—	(52)
Devices	4	—	4
Pictures	170	—	170
Music	335	—	335
Financial Services	—	—	—
All Other and Corporate	2,352	542	2,894
Consolidated total	14,654	1,082	15,736

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended September 30
	2014	2015
Depreciation and amortization:
Mobile Communications	4,951	6,011
Game & Network Services	4,426	4,507
Imaging Products & Solutions	8,293	6,795
Home Entertainment & Sound	6,138	5,806
Devices	21,588	26,935
Pictures	4,691	5,471
Music	3,669	4,624
Financial Services, including deferred insurance acquisition costs	13,602	24,044
All Other	2,461	1,883
Total	69,819	86,076

Corporate	12,630	10,958

Consolidated total	82,449	97,034

	Yen in millions
	Three months ended September 30, 2014
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	44	—	44
Game & Network Services	—	—	—
Imaging Products & Solutions	71	—	71
Home Entertainment & Sound	37	—	37
Devices	2,819	4	2,823
Pictures	16	—	16
Music	35	—	35
Financial Services	—	—	—
All Other and Corporate	6,398	—	6,398
Consolidated total	9,420	4	9,424

	Yen in millions
	Three months ended September 30, 2015
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	4,033	225	4,258
Game & Network Services	—	—	—
Imaging Products & Solutions	16	—	16
Home Entertainment & Sound	5	—	5
Devices	34	—	34
Pictures	121	—	121
Music	258	—	258
Financial Services	—	—	—
All Other and Corporate	774	139	913
Consolidated total	5,241	364	5,605

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2014	2015
Japan	1,010,924	1,057,112
United States	633,124	746,011
Europe	853,591	802,884
China	277,581	281,296
Asia-Pacific	504,269	476,609
Other Areas	431,930	336,887
Total	3,711,419	3,700,799

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2014	2015
Japan	499,545	495,531
United States	327,838	393,618
Europe	461,395	435,179
China	144,540	150,595
Asia-Pacific	259,396	237,662
Other Areas	208,797	180,155
Total	1,901,511	1,892,740

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

　 (1)    Europe: United Kingdom, France, Germany, Russia, Spain and Sweden

　 (2)    Asia-Pacific: India, South Korea and Oceania

　 (3)   Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2014 and 2015.

(2) Other Information

(1) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 29, 2015 as below:

1. Total amount of interim cash dividends:

 12,612 million yen

2. Amount of interim cash dividends per share:

 10 yen

3. Payment date:

December 1, 2015

 Interim cash dividends for the fiscal year ending March 31, 2016 have been incorporated in the accompanying  consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2015.

(2) Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. In March 2014, the DOJ notified Sony that it had closed its investigation. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation, its subsidiary in Japan, Sony Optiarc Inc., and two other subsidiaries 31 million euros. Sony has announced an intent to appeal that ruling. Sony understands that the investigations by several other agencies have now ended, but one other agency continues to investigate. A number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs filed petitions to appeal these rulings, and in January 2015, the appellate court denied the petitions to appeal. However, in February 2015 the district court gave the plaintiffs an opportunity to seek certification of narrower classes, and the civil actions continue. Based on the investigations and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of November 6, 2015, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. In connection with certain of these matters, Sony had received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States; the Attorneys General have indicated that no further action is likely to be taken regarding those requests. Additionally, Sony Corporation and/or certain of its subsidiaries were named in a number of purported class actions in certain jurisdictions, including the United States. The U.S. class action suits have been settled, and the settlement has received the final approval of the court. A non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In the fall of 2014, Sony Corporation’s U.S. subsidiary, Sony Pictures Entertainment Inc. (“SPE”), was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of SPE business information, including employee information and other information. In connection with the theft and disclosure of information, SPE has been named in a number of purported class action suits in the United States brought by former employees of SPE. A proposed settlement of the class action suits in the United States has been submitted to the court for preliminary court approval. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these proceedings.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.